Dan Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

January 8, 2024

Re:	Grayscale Bitcoin Trust (BTC)
Amendment No. 2 to Registration Statement on Form S-3
Filed December 26, 2023
Amendment No. 3 to Registration Statement on Form S-3
Filed January 2, 2024
File No. 333-275079

Lulu Cheng

Justin Dobbie

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Cheng and Mr. Dobbie:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Bitcoin Trust (BTC) (the “Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 5, 2024, relating to the Trust’s Amendment Nos. 2 and 3 to Registration Statement on Form S-3. The Trust has revised the Registration Statement and is filing Amendment No. 4 to the Registration Statement (the “Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-3

Risk Factors, page 17

1.	To the extent material, please include risk factor disclosure that addresses the risks related to your Custodian acting in the same capacity for several competing products.

Response

The Sponsor has revised the disclosure on page 25 of the Registration Statement in response to the Staff’s comment.

Creation and Redemption of Shares

Redemption Procedures, page 33

2.

We note your revised disclosure that the Trust will only allow cash redemptions. We observe that an all cash redemption model may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue comments should not be interpreted to mean that we either agree or disagree with the application of your current accounting policy to an all cash redemption model. Please also confirm your understanding that we may comment further on this matter in a future filing review.

Response

The Sponsor acknowledges the Staff’s comment. The Sponsor also confirms its understanding that the Staff’s decision not to issue comments should not be interpreted to mean that the Staff either agrees or disagrees with the application of the Trust’s current accounting policy to an all cash redemption model, and that the Staff may comment further on this matter in a future filing review.

*    *    *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

cc:	Michael Sonnenshein

Craig Salm

Jake Karlsruher

Joseph A. Hall

Davis Polk & Wardwell LLP

January 8, 2024	2